UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit No. Description
99.1         Regulatory release.
99.2         Royal Dutch Shell plc – Three and six month period ended
                June 30, 2007 Unaudited Condensed Interim Financial Report.

This Unaudited Condensed Interim Financial Report contains the Unaudited
Condensed Consolidated Interim Financial Statements of the Registrant and its
consolidated subsidiaries for the three-month period ended June 30, 2007 and
Operational and Financial Review and Results of Operations in respect of such period. The Unaudited Condensed Consolidated Interim Financial Statements,
including condensed notes, are presented on the same basis that such was announced by press release on July 26, 2007, that was furnished to the
Commission by the Registrant on Form 6-K. This Report on Form 6-K contains the
Unaudited Condensed Interim Financial Report with additional information required to keep current our registration statement on Form F-3, including a condensed reconciliation to U.S. GAAP, not included in the July 26, 2007 press release.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: July 31, 2007	By:	Michiel Brandjes /s/
	Name:	Michiel Brandjes
	Title:	Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Regulatory release
99.2	Royal Dutch Shell plc - Three and six month periods ended June 30, 2007 Unaudited Condensed Interim Financial Report